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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50366

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RNR SECURITIES, L.L.C

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1802 HEMPSTEAD TPKE
(No. and Street)

EAST MEADOW   NY   11554
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NEIL G CAROUSSO   516-222-8875
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMAS, GEORGE
(Name – if individual, state last, first, middle name)

42-27 BELL BOULEVARD, BAYSIDE NY 11361
(Address)   (City)   (State)   (Zip Code)

PROCESSED
MAY 0 1 2006
THOMSON
FINANCIAL

RECEIVED
FEB 2 8 2006
WASH. D.C.
203

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

4/28/06

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _NEIL G. CAROUSSO_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
RNR SECURITIES, LLC , as
of _DECEMBER 31_ , 20_05_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

2/16/06

_____
Signature

_____
MEMBER
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RNR SECURITIES, L.L.C.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
WITH
INDEPENDENT AUDITORS' REPORT

RNR SECURITIES, L.L.C.

FINANCIAL STATEMENTS
DECEMBER 31, 2005

CONTENTS

GEORGE DEMOS, C.P.A.

42-27 BELL BOULEVARD, BAYSIDE, NEW YORK 11361
TEL.: (718) 428-0438   •   FAX: (718) 229-7042

INDEPENDENT AUDITOR'S REPORT

To the Members of
RNR Securities, L.L.C.

I have audited the accompanying statement of financial condition of
RNR Securities, L.L.C. (the Company) as of December 31, 2005, and
the related statements of operations and comprehensive income,
changes in members' equity, and cash flows for the year then ended
that you are filing pursuant to rule 17a-5 under the Securities
Exchange Act of 1934. These financial statements are the
responsibility of the Company's management. My responsibility is
to express an opinion on these financial statements based on my
audit.

I conducted my audit in accordance with auditing standards
generally accepted in the United States of America. Those
standards require that I plan and perform the audit to obtain
reasonable assurance about whether the financial statements are
free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in the
financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement
presentation. I believe that my audit provides a reasonable basis
for my opinion.

In my opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of RNR
Securities, L.L.C. at December 31, 2005, and the results of its
operations and its cash flows for the year then ended in conformity
with accounting principles generally accepted in the United States
of America.

My audit was conducted for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information
contained in Schedule 1 is presented for purposes of additional
analysis and is not a required part of the basic financial
statements, but is supplementary information required by rule 17a-5
under the Securities Exchange Act of 1934. Such information has
been subjected to the auditing procedures applied in the audit of
the basic financial statements and, in my opinion, is fairly stated
in all material respects in relation to the basic financial
statements taken as a whole.

George Demos, C.P.A.

Bayside, New York
February 17, 2006

1

RNR SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	124,000
Investments		89,436
Commissions receivable		192,174
Prepaid expenses and other assets		80
Total assets	$	405,690

LIABILITIES AND MEMBERS' EQUITY

Commissions payable	$	259,086
Accounts payable and accrued expenses		20,767
Total liabilities		279,853
Members' equity:		
Members' equity		107,036
Accumulated other comprehensive income		18,801
Total members' equity		125,837
Total liabilities and members' equity	$	405,690

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES		
Commissions	$	2,557,998
Total revenue		2,557,998
EXPENSES		
Members' guaranteed payments		958,721
Salaries and related expenses		30,968
Commissions		1,482,747
Occupancy		17,400
Regulatory fees and subscriptions		20,059
Insurance		7,833
Office expense		14,910
Postage		5,887
Promotion		33,893
Seminars		2,046
Travel		234
Professional fees		2,750
Telephone		1,556
Other expenses		509
Total expenses		2,579,513
LOSS FROM OPERATIONS		(21,515)
OTHER REVENUE		
Investment income		3,312
NET LOSS		(18,203)
OTHER COMPREHENSIVE INCOME(LOSS)		
Unrealized gain on investments arising during the period		7,478
TOTAL COMPREHENSIVE INCOME(LOSS)	$	(10,725)

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Members' Equity	Accumulated Other Comprehensive Income(Loss)	Total
Members' equity at beginning of year	$ 125,239	$ 11,323	$ 136,562
Comprehensive income(loss):			
Net loss	(18,203)		(18,203)
Other comprehensive income(loss):			
Unrealized gain on investments arising during the period		7,478	7,478
Total comprehensive income(loss)			(10,725)
Members' equity at end of year	$ 107,036	$ 18,801	$ 125,837

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(18,203)
Adjustments to reconcile net income to net		
cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Increase in commissions receivable		(87,090)
Decrease in prepaid expenses and other assets		158
Increase in commissions payable		82,961
Increase in accounts payable and accrued expenses		15,648
NET CASH USED BY OPERATING ACTIVITIES		(6,526)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investments		(21,111)
NET CASH USED BY INVESTING ACTIVITIES		(21,111)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(27,637)
CASH AND CASH EQUIVALENTS - BEGINNING		151,637
CASH AND CASH EQUIVALENTS - ENDING	$	124,000

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and
Exchange Commission (SEC) and is a member of the National
Association of Securities Dealers (NASD). The Company operates
pursuant to SEC rule 15c3-3(k)(1), limiting business to the
distribution of mutual funds and/or variable life insurance and
annuities.

Basis of Accounting:

The financial statements are prepared using the accrual basis of
accounting.

Use of Estimates:

The preparation of financial statements in conformity with
generally accepted accounting principles requires management to
make estimates and assumptions that affect certain reported amounts
and disclosures. Accordingly, actual results could differ from
those estimates.

Income Taxes:

The Company has chosen to be treated as a partnership for federal
and state income tax purposes. A partnership is not a taxpaying
entity for Federal and state income tax purposes. Accordingly, no
income tax expense has been recorded in the statements. All income
or losses will be reported on the individual members' income tax
returns.

Furniture and Equipment:

Furniture and equipment are recorded at cost. Depreciation is
provided using the straight-line method over the estimated useful
lives of the assets.

Cash Equivalents:

For purpose of the statement of cash flows, the Company considers
all cash and other highly liquid investments with initial
maturities of three months or less to be cash equivalents.

RNR SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 2 - COMMITMENTS AND CONTINGENCIES:

The company leases office space from one of its members. Future
minimum lease payments under the lease are as follows:

2006	$ 17,400
2007	17,400
	$ 34,800

NOTE 3 - SUBORDINATED BORROWINGS:

There are no subordinated borrowings at December 31, 2005.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission
Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(vi)), which
requires the maintenance of minimum net capital of $18,656. At
December 31, 2005 the Company had net capital of $112,330, which
was $93,674 in excess of its required net capital.

NOTE 5 - INVESTMENTS:

The Company invests in mutual funds. At December 31, 2005, these
investments were classified as available for sale securities and
are reported at fair value, with the unrealized gains and losses
included in comprehensive income. At December 31, 2005 these
investments had a fair value of $89,436, a cost of $70,635, and an
unrealized gain of $18,801.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Total Capital	$	125,837
Deductions and/or changes:		
Nonallowable assets:		
Prepaid expenses		80
Net capital before haircuts on securities positions (tentative net capital)		125,757
Haircuts on securities		
90 day certificate of deposit	12	
Mutual funds	13,415	13,427
Net capital	$	112,330
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	279,853
Total aggregate indebtedness	$	279,853
Computation of basic net capital requirement		
Minimum net capital required	$	18,656
Excess net capital	$	93,674
Excess net capital at 1,000 percent	$	84,344
Ratio: Aggregate indebtedness to net capital		2.49 TO 1

There is no material difference from the company's computation (included in Part II of Form X-17A-5 as of December 31, 2005) of net capital as reported in the unaudited FOCUS report and the audited financial statements.

The Company claims exemption under SEC rule 15c3-3 on the basis that the Company's business is limited to the distribution of mutual funds and/ or variable life insurance or annuities .

GEORGE DEMOS, C.P.A.

42-27 BELL BOULEVARD, BAYSIDE, NEW YORK 11361
TEL.: (718) 428-0438   •   FAX: (718) 229-7042

To the Members of
RNR Securities, L.L.C.

In planning and performing my audit of the financial statements and
supplemental schedules of RNR Securities, L.L.C. (the Company),
for the year ended December 31, 2005, I considered its internal
control structure, including procedures for safeguarding
securities, in order to determine my auditing procedures for the
purpose of expressing my opinion on the financial statements and
not to provide assurance on internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange
Commission(SEC), I have made a study of the practices and
procedures followed by the Company including tests of such
practices and procedures that I considered relevant to the
objectives stated in rule 17a-5(g) in making the periodic
computations of aggregate indebtedness(or aggregate debits) and net
capital under rule 17-3(a)(11) and for determining compliance with
the exemptive provisions of rule 15c3-3. Because the Company does
not carry securities accounts for customers or perform custodial
functions relating to customer securities, I did not review the
practices and procedures followed by the Company in any of the
following:

1. Making quarterly securities examinations, counts,
   verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with requirements for prompt payment for
   securities under Section 8 of Federal Reserve Regulation T
   of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and
maintaining an internal control structure and the practices and
procedures referred to in the preceding paragraph. In fulfilling
this responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of
internal control structure policies and procedures and the
practices and procedures referred to in the preceding paragraph and
to assess whether those practices and procedures can be expected to
achieve the SEC's above-mentioned objectives. Two of the
objectives of an internal control structure and the practices and
procedures are to provide management with reasonable but not
absolute assurance that assets for which the Company has
responsibility are safeguarded against loss from unauthorized use

or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be inadequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

George Demos, CPA
Bayside, New York
February 17, 2006